

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Daliang Teng, Chief Executive Officer
China Packaging Group, Inc.
No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People's Republic of China

> **Re:** **China Packaging Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on October 8, 2010**
> **File No.: 333-168370**

Dear Mr. Teng:

We have reviewed your revised registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated September 24, 2010, and we reissue the comment. Please complete the missing disclosures as soon as possible.

2. We note your response comment three of our letter dated September 24, 2010, and we reissue it. Please provide us sufficient time prior to your request for acceleration to review your pending Amendment No. 2 of your Securities Purchase Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Recent Developments, page 45

3. We note from your response to comment eight of our letter dated September 24, 2010, that you believe FASB ASC 815-40-15 is not applicable to Mr. Fang's commitment. However, it appears you were initially obligated to perform under the claw-back provisions of the April 29, 2010 securities purchase agreement. Please provide to us your detailed analysis of FASB ASC 815-40-15 to support how you applied FASB ASC 815-40-15 with respect to your April 29, 2010 offering for the period prior to the execution of Amendment Number 1 to the Securities Purchase Agreement on August 13, 2010, in which Mr. Fang assumed the obligation to transfer additional shares to the investors should you sell common stock at a price per share of less than $6.86. We would expect that your analysis would address, at a minimum:

    •   whether the exercise contingency (i.e., completion of offering at a price per share lower than $6.86) represents an observable market or an observable index; and

    •   whether the settlement amount based upon the applicable formula of "$5,000,000/(Financing Price Per Share/2) – 1,456,311" represents the difference between the fair value of a fixed number of your Company's equity shares and a fixed monetary amount, and whether the formula contains a leverage factor that increases exposure to the variables incorporated within the formula.

4. Please explain to us why Mr. Fang assumed the obligation to transfer additional shares to the investors should you sell common stock at a price per share of less than $6.86. In your response, describe what Mr. Fang will receive in return for assuming the obligation. In addition, explain to us if the Company or Mr. Fang is responsible for issuing additional shares in the event Mr. Fang's shares are exhausted in their entirety in satisfying the negative claw-back provisions.

History and Corporate Structure, page 80

5. We note your response to comment 10 of our letter dated September 24, 2010, and we reissue it in part. Please revise to incorporate your response in your registration statement. Also, please revise to clarify why Essence Consulting was used as a conduit by purchasing shares of the shell prior to the reverse merger transaction. Further, please revise to clarify and quantify any fees paid to Essence Consulting or its affiliates and any other consideration received by them as part of the reverse merger transaction. As appropriate, please provide disclosure under Item 404 of Regulation S-K, including Item 404(c).

Executive Compensation, page 107

6.   We note your response to comment 13 of our letter dated September 24, 2010, and we reissue it in part. Please revise to clarify the terms of your employment agreements with Mr. Nengbin Fang and Ms. Congyi Fang. We note that Exhibits 10.37 and 10.38 do not include either the duration of the term or the amount of compensation. Further, the last sentence of the second paragraph under this heading does not appear accurate. Please revise as appropriate.

7.   We note that your revised Executive Compensation table includes bonus amounts for Mr. Nengbin Fang and Ms. Congyi Fang, but your disclosure on page 108 indicates you have not paid any discretionary bonuses. Please revise to reconcile. Further, Exhibits 10.37 and 10.38 indicate that bonuses are determined by "work performance" and a "comprehensive performance assessment." Please revise to clarify how these bonus amounts were determined for 2009, including the identity of the persons who approved or authorized these bonuses. To the extent that there are any potential conflicts of interests in the determination of these bonus amounts, please consider revising your Risk Factors, or advise.

Financial Statements

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009, page 54

8.   Your first sentence within the 'Overview' header at page 45 of your MD&A indicates that you sell corrugated paperboards and flexo-printed and color-printed paper cartons. Your revised disclosures at pages 54 and 55 appear to indicate that 100% of your revenues and gross profit result from the sale of flexo and color cartons. Please tell us if you sell corrugated paperboards. Clarify your discussion to distinguish the manufacture of corrugated paperboards for your flexo and color cartons from sales of corrugated paperboards to end customers.

Unaudited Consolidated Financial Statements of China Packaging Group Inc. June 30, 2009 and 2010

16. Subsequent Event, page F-57

9.   We note your response to comment 27 from our letter dated September 24, 2010. Please complete the table provided to us to include the results of your income and asset tests of significance for your acquisition of Suzhou Asian & American Paper Products Company Limited.

Part II

Exhibits

10. We note your response to comment 29 of our letter dated September 24, 2010, and we reissue it. Please file your remaining exhibits as soon as possible.

Form 8-K filed April 13, 2010

11. We note your response to comment 30 of our letter dated September 24, 2010 that Ms. Congyi Fang is not compensated as a director of Shengda Holdings. Please advise us whether Mr. Nengbin Fang and Ms. Congyi Fang have been compensated by Shengda Holdings or at the Evercharm entity level prior to the reverse merger.

You may contact Brian McAllister (202) 551-3774 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
       Fax: (202) 663-8007